UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02030649

NO ACT
P.E 1-9-2002
1-00720

March 13, 2002

Dale J. Billam
Secretary and Senior Counsel
Phillips Petroleum Company
Bartlesville, Oklahoma 74004

Act	1934
Section	
Rule	14A-8
Public Availability	3/13/2002

Re: Phillips Petroleum Company
Incoming letter dated January 9, 2002

Dear Mr. Billam:

This is in response to your letter dated January 9, 2002 concerning the shareholder proposal submitted to Phillips by António L. Quintas. We also have received a letter from the proponent dated January 25, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: António L. Quintas
Salgados
2640-577 Mafra
Portugal

PHILLIPS PETROLEUM COMPANY
BARTLESVILLE, OKLAHOMA 74004 918 661-6600

LEGAL

January 9, 2002

VIA AIR COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549

**Re: Phillips Petroleum Company (the "Company") – Commission File No. 1-720
Shareholder Proposal Submitted by A. L. Quintas**

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, Phillips Petroleum Company (the "Company" or "Phillips") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders (collectively, the "Proxy Materials"), a shareholder proposal and "supporting statement" dated November 13, 2001, and received by the Company on November 21, 2001 (the "Proposal"), from Mr. A. L. Quintas, a former employee residing in Salgados, Portugal (the "Proponent"), which states as follows:

> "Chairman Mulva awoke Phillips from a lethargic period and reshaped the executive team to a higher level of statesmanship. Phillips is a bigger oil and gas company, but still occupies a modest place in the rank of the world largest energy companies. This century will bring, no doubt, important changes to the way energy is produced and consumed. To assist with the gradual transformation of Phillips into one of the world's leading energy companies, it is proposed and(sic) increase of three per cent of the annual basic salary of the Chairman and other officers, for every position increase in the ranking of the world's largest energy companies, measured by their market value."

Enclosed are six (6) copies of the Proposal.

The Company respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") that no enforcement will be recommended if Phillips omits the Proposal from its Proxy Materials.

It is the Company's position the Proposal may be omitted from its Proxy Materials pursuant to Rule 14a-8(i)(4) – personal grievance, special interest; Rule 14a-8(i)(7) - ordinary business; Rule 14a-8(i)(2) – violation of state and federal law; Rule 14a-8(i)(1) – not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization; and Rule 14a-8(i)(3) – violation of proxy rules.

Rule 14a-8(i)(4) – Personal grievance; special interest

Rule 14a-8(i)(4) permits a company to omit a proposal from its proxy materials if it "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by other shareholders at large." Under Rule 14a-8(c)(4), the predecessor to Rule 14a-8(i)(4), the Commission noted that even proposals presented in broad terms in an effort to suggest that they are of general interest to all shareholders may nevertheless be omitted from a proxy statement when prompted by personal concerns. (Securities Exchange Act Release No. 34-19135, October 14, 1982). The predecessor Rule 14a-8(c)(4) was designed to prevent shareholders from abusing the shareowner process to achieve personal ends not necessarily in the common interest of other shareholders. (Securities Exchange Act Release No. 34-20091, August 21, 1983).

This is Mr. Quintas' sixth proposal in seven years, and his third consecutive proposal on executive compensation. The Commission has previously concluded Mr. Quintas' proposals for the Company's 1996, 1998, 1999, 2000 and 2001 proxy materials could be omitted because they related to the "redress of a personal grievance against the Company or any other person, or ... (was) designed to result in a benefit to (the Proponent), or to further a personal interest which is not shared by other shareholders at large." While the subject of the Proponent's proposals may change to suit current shareholder concerns, his intent has remained the same – to further his personal grievance against the Company. This Proposal, although complementary of the Chief Executive Officer's job performance, is simply a way to draw the Company back into conversations with the Proponent to settle his personal grievance against Phillips.

For the Company's <u>1996</u> Annual Meeting, the Proponent sought, by undated letter received by Phillips on November 28, 1995, to include a shareholder proposal on code of ethics and equal opportunity (the "1996 Proposal"). The Company requested by letter dated January 9, 1996, the Securities and Exchange Commission concur that the 1996 Proposal could be omitted from Phillips' 1996 proxy materials. The Office of Chief Counsel Division of Corporation Finance by letter dated February 22, 1996, agreed with Phillips' position the 1996 Proposal could be excluded from the Company's 1996 proxy materials pursuant to Rule 14a-8(c)(4) as it appears "to <u>relate to the redress of personal claim or grievance</u> or are designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large (emphasis added)." The Proponent then sought review by the Chief Counsel of the Commission to reconsider its response, to which Vincent W. Mathis, Special Counsel of the Commission responded on March 19, 1996, that "we could find no basis to reconsider our position."

For the Company's <u>1998</u> Annual Meeting, the Proponent sought, by letter dated November 14, 1997, which the Company received on December 1, 1997, to include a shareholder proposal on diversity (the "1998 Proposal"). Phillips requested by letter dated January 8, 1998, the Securities and Exchange Commission concur that the 1998 Proposal could be omitted from the Company's 1998 proxy materials. The Office of Chief Counsel Division of Corporation Finance's response on March 3, 1998, agreed with Phillips' position the 1998 Proposal could be excluded from the Company's 1998 proxy materials pursuant to Rule 14a-8(c)(4) as "there appears to be some basis for your view that the proposal may be excluded from the Company's proxy material pursuant to Rule 14a-8(c)(4) because it appears to <u>relate to the redress of personal claim or grievance</u> or is designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large (emphasis added)."

For the Company's 1999 Annual Meeting, the Proponent sought, by letter dated and received by fax on November 27, 1998, to include a shareholder proposal on stockholder approval of large corporate transactions (the "1999 Proposal"). The Company requested by letter dated January 7, 1999, the Securities and Exchange Commission concur that the 1999 Proposal could be omitted from Phillips' 1999 proxy materials. The Office of Chief Counsel Division of Corporate Finance's response on March 4, 1999, agreed with the Company's position the 1999 Proposal could be excluded from Phillips' 1999 proxy materials pursuant to Rule 14a-8(c)(4) as "there appears to be some basis for your view that the proposal may be excluded from the Company's proxy material pursuant to rule 14a-8(c)(4) because it appears to relate to the redress of personal claim or grievance or is designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large (emphasis added)."

For the Company's 2000 Annual Meeting, the Proponent sought, by letter dated and received by fax on November 29, 1999, to include a shareholder proposal on executive compensation (the "2000 Proposal"). Phillips requested by letter dated January 7, 2000, the Securities and Exchange Commission concur that the 2000 Proposal could be omitted from the Company's 2000 proxy materials. The Office of Chief Counsel Division of Corporate Finance's response on March 8, 2000, agreed with the Company's position the 2000 Proposal could be excluded from Phillips' 2000 proxy materials pursuant to Rule 14a-8(i)(4) as "there appears to be some basis for your view that Phillips may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of personal claim or grievance (emphasis added)."

For the Company's 2001 Annual Meeting, the Proponent sought, by letter dated November 22, 2000, which Phillips received on November 27, 2000, to include a shareholder proposal also on executive compensation (the "2001 Proposal"). The Company requested by letter dated January 11, 2001, the Securities and Exchange Commission concur that the 2001 Proposal could be omitted from Phillips' 2001 proxy materials. The Office of Chief Counsel Division of Corporate Finance's response on March 12, 2001, agreed with the Company's position the 2001 Proposal could be excluded from the Company's 2001 proxy materials pursuant to Rule 14a-8(i)(4) as "there appears to be some basis for your view that Phillips may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance (emphasis added)."

The Proponent was an employee of a Phillips subsidiary from February 1, 1981, until December 15, 1989, and of the Company from December 14, 1989, until his discharge for cause on October 29, 1990. Following his discharge eleven years ago, the Proponent has conducted an extensive, ongoing correspondence campaign directed toward numerous Company executives and Phillips' Board of Directors. Phillips has negotiated with the Proponent in good faith in the past and has afforded him every avenue of appeal including consideration of his grievances by members of the Company's most senior management, including the Executive Vice President in charge of human resources who, at the time, was also a Director, the Manager of Corporate Ethics and Compliance, and the Audit Committee, which is a committee of the Company's Board of Directors and is comprised solely of independent outside directors. The Audit Committee reviewed the Proponent's' claim (but did not meet with him) at its meeting on July 9, 1995, and concluded the Proponent had been dealt with fairly in accordance with Phillips policy and related procedures. However, the Proponent has continued his correspondence campaign with the Audit Committee. In a letter dated November 8, 1999, which was directed to the attention of the Chairman of the Audit Committee, the Proponent reiterated that he sought "the settlement of accounts" with respect to his termination of employment from Phillips. He further indicated that "I await your approval to be received by the Audit Committee" and claimed that "(t)his is the twentieth appeal."

As was asserted in the Company's letters to the Commission with respect to the 1996, 1998, 1999, 2000 and 2001 Proposals, we believed then, and continue to believe (as detailed below), the Proponent has chosen the Company's Annual Meetings as his forum for redressing his personal grievance with Phillips. His established pattern of submitting shareholder proposals is part of an overall scheme to have his grievance against the Company redressed. While the Proponent has tried to clothe his individual proposals in the guise of a "hot shareholder topic" as evidenced by the 1996 Proposal (code of ethics/equal opportunity), the 1998 Proposal (diversity), the 1999 Proposal (stockholder approval of large corporate transactions), and the 2000 and 2001 Proposals (executive compensation), the Staff has taken the position that "the shareholder process may not be used as a tactic to redress a personal grievance, <u>even if a proposal is drafted in such a manner that it could be read to relate to a matter of general interest</u> (emphasis added)." <u>See</u> *US West, Inc.* (December 2, 1998); *Station Casinos, Inc.* (October 15, 1997); *International Business Machines Corp.* (January 13, 1995); *Baroid Corp.* (February 8, 1993); *Westinghouse Electric Corp.* (December 6, 1985). Accordingly, although the current Proposal relates to executive compensation, it requires no different analysis or treatment than the Proponent's 1996, 1998, 1999, 2000 or 2001 proposals, which were properly excluded by the Staff.

For the reasons stated above, the Company believes that the Proposal is excludable from the Proxy Materials on the basis of Rule14a-8(i)(4).

<u>Rule 14a-8(i)(7) – Ordinary business</u>

Rule 14a-(8)(i)(7) permits a company to omit a proposal from its proxy materials that deals with matters relating to the conduct of a company's "ordinary business operations."

The Staff has determined this exclusion includes proposals relating to "general compensation issues" but not to "senior executive compensation issues." <u>See</u> *Xerox Corp.* (March 25, 1993) (senior executive compensation is an includable matter), *Battle Mountain Gold Co.* (February 13, 1992) (proposal relating to either senior executives or other employee compensation was excludable unless revised to include only senior executives); *Minnesota Mining and Manufacturing Co.* (March 4, 1999) (proposal to limit the yearly percentage increase of the top 40 executives' compensation was excludable under Rule 14a-8(i)(7) because it related to ordinary business operations). The Staff has ruled the distinction between senior executive compensation and general compensation issues has significant policy implications, and thus, proposals addressing both areas of compensation are not excludable on the grounds of ordinary business operations. <u>See</u> *Battle Mountain Gold Co.* (February 13, 1992); *Baltimore Gas and Electric* (February 13, 1992).

The Company believes the Proposal is excludable from the Proxy Materials because it addresses compensation policies and practices beyond that of the Chairman's and other senior executives. The Proponent's Proposal requests "the Chairman and other officers" be awarded an increase in their base pay if certain criteria are met. The Company currently employs twelve individuals who qualify as a "senior executive" under the provisions of Section 16b regulations. An additional 23 individuals have the title of "Vice President" or "Officer." In order to increase the compensation of individuals as required by the Proposal, Phillips would be forced to amend compensation guidelines and parameters for employees who are not senior executives. <u>See</u> *Lucent Technology, Inc.* (October 4, 2001).

Because the Proposal addresses "general compensation matters" and not solely the compensation of Phillips' senior executives, the Company believes the Proposal addresses the type of "ordinary business" the Staff has allowed to be excluded under Rule 14a-8(i)(7).

Rule 14a-8(i)(2) – Violation of state and federal law

Rule 14a-8(i)(2) permits a company to exclude from the proxy materials a proposal that could, if implemented, cause the company to violate a law to which it is subject.

In the past, the Staff has not recommended enforcement action in connection with the exclusion of shareholder proposals if such proposal could cause a company to breach existing compensation agreements or arrangements. See *NetCurrents, Inc.* (June 1, 2001) (proposal relating to the creation of an independent compensation committee to develop new compensation plans to replace all existing executive compensation was excludable pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) because it could cause the company to breach employment agreements or other contractual obligations); *International Business Machines Corp.* (December 15, 1995) (proposal which sought to reduce the compensation of three executive officers was excludable based on the illegality of any attempt by the company to make unilateral modifications to existing contracts in connection with the proposal).

The Proposal requests the compensation of the Chairman and other officers be increased by "three per cent of (their annual base salary) ... for every position increase in the ranking of the world's largest energy companies, measured by their market value." The Proposal, if implemented, would require Phillips to breach its obligations under existing employment arrangements made under its various incentive compensation and retirement plans. The Proposal would alter or amend employees' binding compensation arrangements and expose the Company to potential litigation.

The Company has an employment agreement with one of its officers, J. J. Mulva, Chairman and Chief Executive Officer. Mr. Mulva's employment agreement was entered into on November 18, 2001, as part of the transactions in the proposed merger of Phillips Petroleum Company and Conoco, Inc. If the Proposal were to be approved by the Company's shareholders, Phillips could be forced to violate state law by breaching its obligations to Mr. Mulva under the terms of his employment agreement. See *Lucent Technology, Inc.* (October 4, 2001).

The Company believes the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(2), because if implemented, the Proposal could cause Phillips to breach existing employment and award agreements, and thus violates federal and state law.

Rule 14a-8(i)(1) – Not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization

Rule 14a-8(i)(1) provides that shareholder proposals which are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization" are excludable.

The Proposal submitted by the Proponent would require action that, under state law, falls within the scope of the powers of the Company's Board of Directors. Section 141(a) of the Delaware General Corporation Law states the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."

The Staff has consistently permitted the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to a board of directors under state law. See *Ford Motor Co.* (March 19, 2001); *American National Bankshares, Inc.* (February 26, 2001); *AMERCO* (July 21, 2000).

In order to implement the Proposal, the Company's Compensation Committee (comprised solely of independent Outside Directors) and the Phillips Board of Directors would be forced to approve new compensation terms and amend certain employees' existing compensation packages, regardless of whether the Committee or the Board of Directors, in the case of the senior executives, or management, in the case of the other officers, concludes that such action is appropriate or in Phillips' best interests.

Additionally, the note to Rule 14a-8(i)(1) provides that:

> "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law."

The Proponent's Proposal was not drafted at the request of or as a recommendation to the Company's Board of Directors.

Thus, the Proposal relates to compensation matters for which only the Company's Board of Directors has the power to review, evaluate and make proper determinations. Accordingly, the Company believes the Proposal is not proper for shareholder action under Delaware law and is excludable under Rule 14a-8(i)(1).

Rule 14a-8(i)(3) – Violation of proxy rules

Rule 14a-8(i)(3) provides a shareholder proposal may be omitted if the proposal or the supporting statement is contrary to the proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials.

The Company believes the Proposal is excludable form the Proxy Materials pursuant to Rule 14a-8(i)(3) because it contains vague and indefinite terms, and as such, is false and misleading. The Proponent seeks to require stockholder approval of an increase in base salary of "three per cent of the annual basic salary of the Chairman and other officers, for every position increase in the ranking of the world's largest energy companies, measured by their market value." This phrase is vague and uncertain and, as such, is false and misleading. The Company has no idea what is meant by "energy companies" (e.g. fossil fuel or solar energy, privately-owned or state-owned companies) or how "market value" is to be determined. Nor does the Company know which officers are included in the Proposal. The Proponent seeks to have the Company's Compensation Committee and Board of Directors make decisions under vague, subjective, ambiguous and uncertain terms.

The lack of clarity of the Proposal allows for a variety of interpretations to be drawn. Consequently, if it is difficult for the Company to discern how the proposed salary increase program is to be used and applied, the Company's stockholders will undoubtedly have difficulty knowing what they are voting to implement. See *Corning Inc.* (February 18, 1997). In the past, the Staff has repeatedly permitted the exclusion of shareholder proposals that are "inherently so vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See *Wm. J. Wrigley, Jr. Co.* (November 18, 1998). See also *Occidental Petroleum Corporation* (February 1, 1991); *Hannaford Brothers Company* (February 17, 1989).

As statements in the Proposal are vague and uncertain, thereby making them false and misleading, the Proposal should be excluded on the basis of Rule 14a-8(i)(3).

Based on the foregoing, it is my opinion the Proposal may be properly omitted from its Proxy Materials pursuant to Rules 14a-8(i)(4) – personal grievance, special interest; Rule 14a-8(i)(7) - ordinary business; Rule 14a-8(i)(2) – violation of state and federal law; Rule 14a-8(i)(1) – not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization; and 14a-8(i)(3) – violation of proxy rules

In accordance with Rule 14a-8(j)(1), a copy of this letter is being forwarded to the Proponent as formal notice of the Company's intention to omit the Proposal from its 2002 proxy materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (918) 661-5638 or the Company's Associate General Counsel, Clyde Lea, at (918) 661-3762.

Please acknowledge receipt of this letter and enclosure by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Your prompt attention to his request is appreciated.

Very truly yours,

Dale J. Billam
Secretary and Senior Counsel

Attachments

cc: Mr. Antonio L. Quintas
Salgados, 2640-577 Mafra
Portugal (via facsimile: 351-261-812-368 and DHL Courier)

Mr. Clyde W. Lea (w/attachment)

Antonio L. Quintas
Salgados
2640-577 Mafra
Portugal

RECEIVED
NOV 27 2001
OFFICE OF THE SECRETARY

November 13, 2001

Mr. Dale Billam
Secretary and Senior Counsel
Phillips Petroleum Company
Bartlesville, OK 74004

Dear Mr. Billam,

I hereby submit the following proposal for inclusion in the Proxy Statement to be voted at the 2002 Annual Meeting.

I confirm that I am owner of at least one thousand dollars worth of Phillips stock and intend to remain so past the 2002 annual meeting.

PROPOSAL

Chairman Mulva awoke Phillips from a lethargic period and reshaped the executive team to a higher level of statemanship. Phillips is a bigger oil and gas company, but still occupies a modest place in the rank of the world largest energy companies. This century will bring, no doubt, important changes to the way energy is produced and consumed.
To assist with the gradual transformation of Phillips into one of the world's leading energy companies, it is proposed and increase of three per cent of the annual basic salary of the Chairman and other officers, for every position increase in the ranking of the world's largest energy companies, measured by their market value.

END OF PROPOSAL

Very truly yours,

A. L. Quintas

c.c.: Chairman and CEO J. J. Mulva.

ALQ/pp/2001-7
File 10.1

António L. Quintas
Salgados
2640-577 Mafra
Portugal

January 25, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fith Street, N.W.
Washington, D.C. 20549

Subject: Phillips Petroleum Company (the 'Company')-Commission File No. 1-720, Sahreholder Proposal Submitted by A. L. Quintas. Company's letter of January 9, 2002 to the Commission.

Ladies and Gentlemen:

I would like commenting on the above subject as follows:

1) This is the sixth time a proposal of mine is censored. In every single

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 13, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Phillips Petroleum Company
Incoming letter dated January 9, 2002

The proposal relates to "an increase of three per cent of the annual basic salary of the Chairman and other officers, for every position increase in the ranking of the world's largest energy companies, measured by their market value."

There appears to be some basis for your view that Phillips may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Phillips with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Phillips omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

There appears to be some basis for your view that Phillips may exclude the proposal under rule 14a-8(i)(2) because it may cause Phillips to breach an existing compensation agreement. It appears that this defect could be cured, however, if the proposal were revised to state that it applies only to compensation agreements made in the future. Accordingly, unless the proponent provides Phillips with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Phillips omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Phillips may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Phillips may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Phillips may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Phillips may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

You have expressed your view that Phillips may exclude the proposal under rule 14a-8(i)(7) because it relates to Phillips ordinary business operations. In our view, it is not clear whether the proposal is directed at compensation only to executive officers, or instead, relates to general compensation policy. It appears, however, that the proposal could be limited to executive compensation. Accordingly, unless the proponent provides Phillips with a revised proposal making such limitation clear within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Phillips omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Grace K. Lee
Attorney-Advisor